November 19, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

United States of America

Re:  Platinum Group Metals Ltd.

Post-Effective Amendment No. 1 to Form F-3 (File No. 333-226580)

Filed November 18, 2019 under Edgar code F-3/A

Ladies and Gentlemen:

In accordance with Rule 477(a) under the Securities Act of 1933, as amended, and as requested by the SEC staff, Platinum Group Metals Ltd. (the "Company") hereby respectfully requests the withdrawal of its post-effective amendment no. 1 to Form F-3 (File No. 333-226580) filed on November 18, 2019 because it was inadvertently filed under the incorrect Edgar code for pre-effective amendments, "F-3/A", rather than "POS AM".

As requested by the SEC staff, post-effective amendment no. 1 to the Form F-3 will be re-filed under the correct code.

If you have any questions or require further information please do not hesitate to contact Christopher Doerksen of Dorsey & Whitney LLP, the Company's outside counsel, at (206) 903-8856.

Yours faithfully,

Platinum Group Metals Ltd.

/s/ Frank Hallam
Frank Hallam
Chief Financial Officer